Exhibit 99.1
KINGSWAY FINANCIAL SERVICES INC.
KFS Capital LLC commences take-over bid for up to 1,000,000 Units of Kingsway Linked Return of
Capital Trust
News release
Attention Business Editors:
Toronto, June 26, 2009 — KFS Capital LLC (the “Offeror”), an indirect wholly-owned subsidiary of Kingsway Financial Services Inc. (“KFS”), has today commenced a take-over bid (the “Offer”) to acquire up to 1,000,000 preferred, retractable, redeemable, cumulative units (the “Units”) of Kingsway Linked Return of Capital Trust (“KLROC”) (TSX: KSP.UN) at a price per Unit of CAD$12.00 in cash, pursuant and subject to the terms and conditions set out in the Offer, accompanying take-over bid circular and related documentation dated June 26, 2009 (collectively, the “Offer Documentation”).
Stilwell Value Partners IV LP (KLROC’s largest unitholder, and whose affiliate, Joseph Stilwell, is a director of KFS and the Chairman of the KFS Capital Committee that recommended to the Board of Directors the making of the Offer) beneficially owns approximately 10.06% of the outstanding Units and has advised the Offeror that it intends to tender all of the Units it owns to the Offer.
The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on Tuesday, August 4, 2009, unless extended or withdrawn by the Offeror. The Offer represents a premium of 12.1% over the closing price of the Units on the TSX on June 25, 2009.
The Offer is not conditional on any minimum number of Units being tendered, however completion of the Offer will be subject to the conditions described in the Offer. If more than the maximum number of Units for which the Offer is made are tendered to the Offer and not withdrawn, the Units to be purchased from each tendering unitholder will be determined on a pro rata basis according to the number of Units tendered by each unitholder, disregarding fractions, by rounding down to the nearest whole number of Units.
It is possible that the Offeror may increase the number of Units sought pursuant to the Offer or otherwise amend or extend the Offer. In such circumstance, the Offeror will notify KLROC unitholders of such variation of the Offer by issuing a Notice of Variation of the Offer.
The Offer Documentation is being provided to KLROC unitholders in accordance with applicable Canadian securities laws and is available from Kingsdale Shareholder Services Inc., the information agent and depositary for the Offer, and on SEDAR at www.sedar.com.
Questions regarding the Offer, requests for copies of the Offer Documentation, or requests for assistance in depositing units pursuant to the Offer should be directed to Kingsdale Shareholder Services Inc., the information agent and depositary for the Offer, at The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto,

Ontario M5X 1E2, North American Toll-Free Phone Number 1-866-581-0510, Toll Free Fax 1-866-545-5580 or at contactus@kingsdaleshareholder.com.
Ogilvy Renault LLP is legal counsel to KFS and the Offeror.
This announcement is for informational purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer Documentation. KLROC unitholders should read these materials carefully because they contain important information, including the terms and conditions of the Offer.
This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management’s current expectations and assumptions. The words “anticipate”, “expect”, “believe”, “may”, “should”, “estimate”, “project”, “intend”, “forecast” or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management of Kingsway. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Kingsway’s securities filings, including its 2008 Annual Report under the heading Risk Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Kingsway’s website at www.kingsway-financial.com. Kingsway disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact: Carol Dixon
Kingsdale Shareholder Services Inc.
Telephone: 1-866-581-0510
Toll Free Facsimile: 1-866-545-5580
Email: contactus@kingsdaleshareholder.com